China Jo-Jo Drugstores Inc.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

September 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf

Re:	China Jo-Jo Drugstores Inc.
Amended Registration Statement on Form F-3
Filed August 5, 2022
File No. 333-259692

Dear Mr. Fetterolf:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated August 30, 2022 (the “Comment Letter”), to China Jo-Jo Drugstores Inc. (the “Company”) with respect to the Amendment No. 2 to Registration Statement on Form F-3.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 2 to Registration Statement on Form S-3 [sic] filed August 5, 2022

Cover Page

1.	We note your response to comment 1, as well as your amended disclosure that “[w]e, through contractual agreements, establish the VIE structure to manage and invest Chinese-based companies . . . .” Please revise to state that you, through contractual agreements, establish the VIE structure to provide exposure to foreign investment in such China-based companies, as you state on page 2. Also revise your disclosure on page 10 that “[t]he VIE structure is used in foreign investment in Chinese-based companies . . . ” to similarly disclose that such structure is used to provide exposure to foreign investment in such companies. (Emphasis added with respect to all quoted language.)

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested in the Amendment No. 3 to the Registration Statement on Form F-3 (“Amended F-3”).

2.	We note your response to comment 2, as well as your disclosure that “[a]ll references to “we,” “us,” “our,” “the Company,” “CJJD,” or similar terms used in this prospectus refer to China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company with limited liability, including its consolidated subsidiaries, the variable interest entities (“VIEs”) and the VIEs’ subsidiaries, unless the context otherwise indicates” (emphasis added). Please remove the references to the VIEs and their subsidiaries from this definition of the registrant, disclose how you will refer to the VIEs and their subsidiaries when providing disclosure throughout the document so that it is clear to investors which entities the disclosure is referencing, and revise the prospectus accordingly. Make conforming changes on page 1 in your prospectus summary. Also revise the second sentence of the 10th paragraph of the cover page, as well as the first paragraph of “Overview” on page 2, to identify “[y]our entity” that is offering the securities in this offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clearly indicate the entities in the designated places and throughout the Amended F-3.

3.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, the Accelerating HFCAA and related regulations will or would affect your company. Include a reference to the agreement reached by the PCAOB and PRC authorities on August 26, 2022. Make conforming changes in your discussion on page 12 in the section entitled “Cautionary Statement Regarding Holding Foreign Companies Accountable Act” and in your risk factors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page, in the section entitled “Cautionary Statement Regarding Holding Foreign Companies Accountable Act” and risk factors named “Our auditor is headquartered in Irvine, California, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act” in the Amended F-3.

4.	We note your cross-reference to your general “Risk Factors” section. Please also include a cross-reference to the sub-section entitled “Risks Related to Our Corporate Structure and Doing Business in the PRC” beginning on page 13. Please revise the first sentence of the 11th paragraph of the cover page to state that the risks being discussed also could result in the value of your securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has included the reference to China-related risks and has added one sentence as requested on the cover page of the Amended F-3.

5.	We note your response to comment 4. In connection therewith:

●	We note your disclosure that “[a]s of the date of this prospectus, the Company did not have any distributions and does not intend to distribute any dividends in any forms in the near future.” Please also disclose whether any dividends or distributions have been made to your investors, whether through your holding company, subsidiaries or consolidated VIEs, quantify such amounts, and make conforming changes on page 8.

●	Revise your disclosure discussing transfers between Jiuxin Medicine to Jiuzhou Pharmacy to quantify the amounts in the last three fiscal years, as you do on page 8. Ensure your discussion here discloses your intentions to distribute earnings or settle amounts owed under all of the VIE agreements and revise page 8 accordingly, and in addition to the transfers between Jiuxin Medicine to Jiuzhou Pharmacy, disclose whether any other transfers have been made between the holding company, its subsidiaries and the other consolidated VIEs and quantify as applicable. In particular, state whether there have been any transfers involving the other VIEs, and make conforming changes on page 8 where you similarly only discuss the two VIEs Jiuxin Medicine and Jiuzhou Pharmacy.

●	Provide cross-references to the condensed consolidating schedule and the consolidated financial statements on the cover page and in your summary in the section entitled “Cash Transfer and Dividend Payment.”

Response: In response to the Staff’s comment, the Company has 1) clearly laid out the distribution history on the cover page and on page 8; 2) added disclosure regarding the transfer amounts between Jiuxin Medicine to Jiuzhou Pharmacy in the last three fiscal years on the cover page; 3) added disclosure regarding the transfers between our subsidiary and VIEs, and the transfers between the VIEs in the last three fiscal years on the cover page and in the section entitled “Cash Transfer and Dividend Payment”; and 4) provided cross-references to the condensed consolidating schedule and the consolidated financial statements on the cover page and in our summary in the section entitled “Cash Transfer and Dividend Payment” as requested.

6.	Please amend your disclosure here and in the summary, summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Response: In response to the Staff’s comment, the Company has added such statement on the cover page, in the prospectus summary, summary of risk factors, and risk factors of the Amended F-3.

7.	We note your disclosure on page 8 that discusses some of your cash management policies, such as regulatory limitations on your ability to transfer cash between you, your subsidiaries or investors. Please briefly discuss such limitations here and provide a cross-reference to your discussion of this issue in your summary. In both places, describe any other regulatory cash management policies that dictate how funds are transferred, as well as any such policies that are contractual in nature, and identify which regulations/contracts dictate which policies.

Response: The Company has made the cross-reference to its discussion of the regulatory limitations related to the cash transfer in on the cover page. Other than the Company’s cash management policy disclosed on page 9 of the Amended F-3, the Company does not have any applicable regulatory or contractual cash management policy.

8.	We note your disclosure that “holding the Company through contractual agreements may not be as effective as direct equity ownership . . . ” (emphasis added). Please explain what you mean by “holding” or revise to clarify, if true, that you are “conducting the operations” of your company through contractual arrangements with the VIEs.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Amended F-3.

Prospectus Summary, page 1

9.	We note your disclosure on your cover page that there are four consolidated VIEs (Jiuzhou Pharmacy, Jiuxin Medicine, Jiuzhou Service and Jiuzhou Clinic), but you do not highlight Linjia Medical as a VIE despite identifying such entity as a VIE in your chart on page 5. Further, your structure chart indicates that Jiuxin Medicine is a wholly-owned subsidiary of Jiuzhou Pharmacy, one of the VIEs, and also indicates that Linja [sic] Medical is a majority-owned subsidiary of Jiuzhou Pharmacy. Please revise to clarify on the cover page and in your structure chart whether you consider Jiuxin Medicine and Linja [sic] Medical to both be VIEs or to be solely operating subsidiaries of the VIEs, and provide us with your analysis as to why such entities are deemed to be VIEs or not. To the extent that such entities are VIEs, revise your structure chart to indicate as such with dotted lines, revise your cover page to ensure consistency, and also describe the related contractual arrangements with Jiuxin Medicine and Linja [sic] Medical in your discussion of the VIEs’ contractual arrangements on pages 9 and 10.

Response: In response to the Staff’s comment, the Company respectfully points out that Jiuxin Medicine and Linjia Medical are respectively a wholly-owned subsidiary and a majority-owned subsidiary (as opposed to be the VIEs) of Jiuzhou Pharmacy. Although Jiuzhou Pharmacy is one of the VIEs, the connection between Jiuxin Medicine and Jiuzhou Pharmacy as well as Linjia Medical and Jiuzhou Pharmacy shall not be dotted lines because they are not VIEs’ VIEs. They are VIEs’ subsidiaries with equity ownerships. Readers could tell their overall relationship with the holding companies by retrieving the dotted lines at the upper level in those between Jiuzhou Pharmacy and Jiuxin Management. In addition, to avoid confusion, we have revised the table summarizing the status of the PRC Operating Entities under section “Our Current Corporate Structure” in the Amended F-3.

10.	We note your response to comment 7, as well as your amended disclosure on page 4 in the paragraph beginning with “The management understood that neither the Company, nor any of its subsidiaries, including the VIEs are currently required to obtain approval from Chinese authorities . . . to list on U.S. exchanges or issue securities to foreign investors.” In connection therewith, please:

●	Revise to expand your discussion to cover both permissions and approvals in each instance in which you refer to either only a permission or approval.

●	In each instance in which you refer to permissions or approvals required “to list on U.S. exchanges,” expand such discussion to also cover permissions or approvals required to offer the securities being registered to foreign investors.

●	Expand your discussion to cover the permissions or approvals required to operate your business, as you do in your amended disclosure on page 11.

●	Describe the consequences to you and your investors if you, your subsidiaries, or the VIEs do not receive or maintain any required permissions or approvals or mistakenly conclude that any required permissions or approvals are not required, or applicable laws change and require you to obtain permissions or approvals in the future. In this regard, we note that your disclosure on page 11 appears to be limited to permissions or approvals required by the CSRC. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, and in particular sample comment 8.

●	State affirmatively whether you have received all requisite permissions or approvals to operate your business and conduct this offering to foreign investors.

Response: In response to the Staff’s comment, the Company has revised accordingly as requested on page 4 of the Prospectus Summary, and under section “Licenses and Permits” and “Cautionary Statement Regarding Doing Business in China” of the Amended F-3.

11.	Throughout your prospectus as applicable, disclose whether you relied upon an opinion of counsel with respect to your conclusions regarding whether you are required to obtain various permissions or approvals to conduct your operations and offer securities to investors. In this regard, we note your disclosure regarding “[y]our PRC counsel” on page 18, however it is not clear whether counsel provided you with an opinion and, if so, the scope of such opinion. If you did not rely upon an opinion of counsel with respect to your conclusions regarding permissions and approvals to operate your business and to offer securities to investors, state as much, explain why such an opinion was not obtained, and discuss how you came to the stated conclusions and the basis on which you made such determinations. If you did rely on an opinion of counsel, name the counsel in your summary and risk factor, file their consent as an exhibit to this registration statement, and revise to address your reliance on local counsel with respect to specific conclusions (for example in your disclosure on page 4 in which you state, “[b]ased on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this prospectus, we are not required to submit an application to the CSRC or he CAC for the approval of this offering and the listing and trading our securities on the Nasdaq”).

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly throughout the Amended F-3 to clearly identify the source of the conclusion. In addition, the Company respectfully points out that while the conclusion regarding the permissions and approvals to list overseas and to offer securities to investors is from the Company’s PRC Counsel, the Company’s conclusion regarding permissions and approvals to operate its business is based on its management belief, since it is the obligation of the Company management to maintain and update the licenses and permissions and the Company has its in-house local counsel and special administrative staff in charge of matters specifically related to its business.

12.	Please clarify in your definition of “China” that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Revise your prospectus to discuss the regulations applicable to you, the VIEs and subsidiaries in the regions in which you and they operate, such as Hong Kong.

Response: In response to the Staff’s comment, the Company has revised accordingly as requested in the prospectus summary of the Amended F-3. In addition, the Company respectfully points out to Staff that all of the Company’s business is in mainland China. Renovation, as a subsidiary of the Company, is an intermediate holding company and has no business operations in Hong Kong.

Contractual Arrangement with HJ Group and the Key Personnel, page 9

13.	We note your response to comment 5, as well as your amended disclosure discussing your “relationships with HJ Group and the Key Personnel.” Please revise to define and discuss which entities and/or individuals comprise HJ Group and the Key Personnel, as your disclosure is not clear as to how these entities and/or individuals are connected to your corporate structure. To the extent applicable, ensure consistency between your discussion of Key Personnel and your discussion of the shareholders of the VIEs on page 10.

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly as requested in the prospectus summary of the Amended F-3.

Licenses and Permits, page 9

14.	We note your disclosure that the Draft Rules Regarding Overseas Listing “have a comment period that expires on January 23, 2022.” Please update this discussion to disclose that such comment period has expired, if true.

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly under Section “Licenses and Permits” as requested in the Prospectus Summary of the Amended F-3.

Cautionary Statement Regarding our Variable Interest Entity Structure, page 10

15.	We note your disclosure that you are subject to risks due to uncertainty of “the validity and enforcement of the VIE Agreements” and that you are “subject to the risks of uncertainty about any future actions of the PRC government in this regard.” Please also disclose that the contractual arrangements may be less effective than direct ownership due to such risks and that the company may incur substantial costs to enforce the terms of the arrangements. Also discuss the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: In response to the Staff’s comment, the Company has added a sentence to disclose that “the contractual arrangements may be less effective than direct ownership due to such risks and that the company may incur substantial costs to enforce the terms of the arrangements” under Section “Cautionary Statement Regarding our Variable Interest Entity Structure” in the Prospectus Summary of the Amended F-3. In addition, the Company respectfully points out that challenges the Company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits have been clearly disclosed under such section.

16.	We note your response to comment 3, as well as your amended disclosure, and we reissue the comment in-part. Please revise any references to control or benefits that accrue to you because of the VIEs so that such discussion is limited to and clearly describes the conditions you met for consolidation of the VIE under U.S. GAAP. Your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In this regard, please revise or remove your reference to “absolute control rights” as well as your disclosure that the “VIE Agreements may not be effective in providing control over the VIEs” (page 11), that you “have entered into a series of agreements that provide us with substantial ability to control the VIEs” (page 14), that you “may lose control of [y]our consolidated VIEs” (page 14) and your discussion regarding your “control over [y]our consolidates VIEs” (page 15). We further note references throughout the prospectus to “our VIEs,” “our subsidiaries and consolidated VIEs,” “our operating VIEs” and similar statement. Please refrain from using terms such as “we” or “our” when describing activities or functions of VIEs; instead, disclose that your VIEs are consolidated for accounting purposes with you as the beneficiary but are not entities in which you own equity or control.

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly throughout Amended F-3.

17.	We also note your amended disclosure on the cover page that “[t]hese contractual agreements have not been tested in a court of law.” Please revise to disclose as such in this section.

Response: In response to the Staff’s comment, the Company has added such sentence under Section “Cautionary Statement Regarding our Variable Interest Entity Structure” as requested in the Prospectus Summary of the Amended F-3.

18.	We note your response to comment 8, as well as your amended disclosure that “due to the novelty of this regulation and lack of the official guidance, the CSRC may reach a different conclusion” (emphasis added). Please revise to explain why the CSRC may reach a different conclusion with respect to the application of the Measures of Cybersecurity Review or revise to clarify that the applicable agency is the CAC, if true (emphasis added).

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly under Section “Cautionary Statement Regarding our Variable Interest Entity Structure” as requested in the Prospectus Summary of the Amended F-3.

Cautionary Statement Regarding Doing Business in China, page 11

19.	We note your response to comment 6 and we reissue the comment in-part. In particular:

●	Please include a summary risk factors section in the prospectus summary, and for each China-related summary risk factor, include a cross-reference to the relevant individual detailed risk factor.

●	We note your disclosure that “the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice . . . .” Please revise to also state that rules and regulations in China can change quickly with little advance notice (emphasis added).

●	Revise your disclosure that the “PRC government may at any time intervene or influence your operations” to instead state that the PRC government may at any time or influence “our” operations, to communicate that you are discussing the operations of the company (emphasis added).

●	Revise your disclosure that the PRC government “may exert more control through regulation revisions or interpretation implementation” to clarify that they may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers (emphasis added).

●	We note your disclosure that “[i]f that happens, it may completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Also state that such actions could result in a material change in your operations and/or the value of the securities being offered.

Response: In response to the Staff’s comment, the Company has revised its disclosure accordingly as requested under the section titled “Cautionary Statement Regarding Doing Business in China” in the Amended F-3. In addition, the Company has added a summary of risk factors which includes cross-references to the relevant individual detailed risk factors.

Enforceability of Civil Liabilities, page 46

20.	We note your disclosure that “a majority of our directors and officers are nationals or residents of jurisdictions other than the United States.” To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please revise to state that is the case and identify the relevant individuals here. Please also include a separate risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Response: In response to the Staff’s comment, the Company has identified the relevant individuals under such Section and also has added a separate risk factor entitled “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws” as requested in the Risk Factors of the Amended F-3.

Exhibit 5.1, page II-1

21.	Please delete as inappropriate the statement that the “opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity . . . .”

Response: In response to the Staff’s comment, the Cayman counsel has made revisions to one of its qualifications and updated opinion letter with such revisions is filed as Exhibit 5.1 to the Amended F-3.

General

22.	Please file an updated consent from BDO China Shu Lun Pan Certified Public Accountants LLP regarding their reports dated June 29, 2021, related to the consolidated financial statements for the fiscal year ended March 31, 2021.

Response: In response to the Staff’s comment, the Company has filed an updated consent from BDO China Shu Lun Pan Certified Public Accountants LLP.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.zhao@jojodrugstores.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Ming Zhao
Name:	Ming Zhao
Title:	Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.